September 4, 2019

Ilan Ganot
Chief Executive Officer
Solid Biosciences Inc.
141 Portland Street, Fifth Floor
Cambridge, MA 02139

       Re: Solid Biosciences Inc.
           Registration Statement on Form S-3
           Filed September 3, 2019
           File No. 333-233594

Dear Mr. Ganot:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that the forum selection provisions in your certificate of incorporation and bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provisions apply to Securities Act claims, please also revise your prospectus to state that
 Ilan Ganot
Solid Biosciences Inc.
September 4, 2019
Page 2
         there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-
8071 with any questions.



FirstName LastNameIlan Ganot                                   Sincerely,
Comapany NameSolid Biosciences Inc.
                                                               Division of
Corporation Finance
September 4, 2019 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName